FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PACIFIC RIM MINING CORP. (the "Company")
#1050 - 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Tel: 604-689-1976
Fax: 604-689-1978

ITEM 2.	DATE OF MATERIAL CHANGE

January 14, 2010

ITEM 3.	NEWS RELEASE

Issued January 14, 2010 and distributed through the facilities of Marketwire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Further to its news release dated January 14, 2010, the Company has closed its non-brokered private placement raising gross proceeds of $2,355,000.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	Full Description of Material Change

The Company has closed its non-brokered private placement (the "Offering") pursuant to which it raised gross proceeds of $2,355,000 through the issuance of 11,775,000 units (the "Units") of the Company. Each Unit consists of one common share (a "Share") and one non-transferable share purchase warrant (a "Warrant"), with each Warrant exercisable into one Share for a period of 36 months at an exercise price of $0.30.

The Company has also issued 483,000 warrants (the "Finder’s Warrants"), representing 6% of the total number of Units sold to subscribers introduced by the Finders, and 483,000 units (the "Finder's Units") to certain finders (the "Finders") in payment of finder's fees of 6% of the proceeds raised by subscribers introduced by the Finders. The Finder's Units were issued at a deemed cost of $0.20 per Finder's Unit and consist of the same securities as the Units offered to the Purchasers. Each of the Finder's Warrants entitles the holder to purchase one additional common share of the Issuer on the same terms as the Warrants.

The Shares, Warrants, Finder’s Warrants and the shares and warrants comprising the Finder's Units are subject to a four-month hold period as required under applicable Canadian securities law, expiring May 15, 2010. The common shares issuable on exercise of the Warrants, Finder's Warrants and warrants forming part of the Finder's Units will also be subject to a four month hold period expiring on May 15, 2010.

Certain directors and officers of the Company participated in the Offering: Catherine McLeod-Seltzer, a director and Chairman of the Company (acquired 1,500,000 Units); Thomas Shrake, a director and the President and Chief Executive Officer of the Company (acquired 75,000 Units); William Myckatyn, a director of the Company (acquired 100,000

Units through his company, Lakefarm Inc.); David Fagin, a director of the Company (acquired 75,000 Units); Anthony Petrina, a director of the Company (acquired 75,000 Units); and Steven Krause, the Chief Financial Officer of the Company (acquired 100,000 Units). In connection with the Offering, the directors and officers who participated in the Offering entered into subscription agreements with the Company on the same terms as the arm’s length investors in the Offering.

The Offering is, to that extent, a "related party transaction" under Multilateral Instrument 61- 101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") of the Canadian Securities Administrators. However, the Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to the exemptions set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that neither the fair market value of the Units being acquired by related parties, nor the consideration received by the Company for such Units, exceeds 25 per cent of the Company's market capitalization of $30,988,205.85 calculated as at November 30, 2009 in accordance with MI 61-101.

Prior to the completion of the Offering, Catherine McLeod-Seltzer held 32,200 common shares of the Company and securities exercisable to acquire an additional 1,151,000 common shares of the Company, representing in total approximately 0.99% of the Company's then issued and outstanding shares on a partially-diluted basis. Pursuant to the Offering, Ms. McLeod-Seltzer acquired 1,500,000 Units and accordingly, on completion of the Offering, would hold 4,183,200 common shares of the Company, representing approximately 3.15% of the Company's issued and outstanding shares on a partially-diluted basis, assuming full exercise of all options and warrants which she holds.

The Company did not file a material change report more than 21 days before the expected closing of the Offering as the details of the Offering and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close the Offering on an expedited basis for sound business reasons.

The purpose of the Offering was to raise working capital necessary for exploration work including the search for potential new project acquisitions, legal expenditures, and for general corporate purposes.

5.2	Disclosure for Restructuring Transactions

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Barbara Henderson, VP Investor Relations
Telephone: 604-689-1976

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia, this 22nd day of January, 2010.